Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

On September 7, 2011, Quepasa Corporation released the following:

Quepasa Announces 4.4 MM Installs of Wonderful City – Rio

Company to target broader global audience following strong international results; strategic plans and additional updates to be discussed at upcoming investor conferences

WEST PALM BEACH, FL – September 7, 2011 - Quepasa Corporation (NYSE Amex: QPSA), owner of popular Latino online social network Quepasa.com and social game development studio Quepasa Games, today announced that its first proprietary social gaming title, Wonderful City – Rio, achieved 4.4 million installs, delivering over 1.1 million new installs in August alone. Quepasa management discussed plans to aggressively grow the title’s user base, while strategically targeting geographies with high monetization potential and expanding into key international markets.

As of August 31st, the game’s global install base totaled 4.4 million, representing 26% growth on a month-over-month basis. This includes 862,000 DAUs, or Daily Active Users, and nearly 4.0 million MAUs, or Monthly Active Users. In addition to Wonderful City’s August results, Quepasa highlighted that the title established strong momentum in certain markets outside of Latin America – namely Spain and Portugal – suggesting potential to capture a broader global audience within the Facebook platform.

“Wonderful City’s Rio theme is demonstrating its global appeal and we see great potential to significantly expand our user base by both marketing more consistently to our core Latin demographic and extending our footprint to other high growth markets,” stated Quepasa CEO John C. Abbott.

Quepasa highlighted some key data and trends specific to the game’s performance on each of the three platforms, including:

•	Facebook: Momentum continued to be strong with over 550,000 installs in August, bringing total Facebook users to 1.3 million, an increase of 40% since the end of July.

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Orkut: Installs grew by over 560,000 in August, bringing total Orkut users to 2.8 million, a 25% increase since the end of July. In addition, the Orkut platform maintained strong user engagement metrics, including 677,000 DAUs and 2.6 million MAUs for a DAU/MAU ratio of 25.9%.

•	Quepasa: Revenues saw improvement following the implementation of a new pricing strategy, which was then rolled out on both Facebook and Orkut at the beginning of September.

In the month of August, Quepasa.com's registered user base grew to a total of 39.1 million members, adding 425,000 new members. The site generated 202 million page views and 17 million unique visits. Quepasa management highlighted key near-term opportunities for improvement in Quepasa.com’s top line metrics, including the continued rebound in email volume, a key driver for both acquisition and retention that saw a 20% increase over the course of August, as well as progress in its ongoing collaboration with myYearbook towards improving site retention. Management cited positive early results from this effort, including nearly doubling usage of Quepasa’s “Papacito,” a social discovery application similar to myYearbook’s “Match” application, a 37% increase in messages sent and a 25% increase in new friendships created between members. These important engagement metrics were complemented by an overall 2% increase in the site’s DAU/MAU ratio, representing a 27% year-over-year gain.

Investor Relations Updates
As a part of ongoing investor relations campaigns, Quepasa will be presenting at the following industry conferences during the month of September:

September 7, 2011:	Wedbush’s Second Internet Conference, Santa Monica, California
http://www.wedbush.com/services/cmg/equities-division/mgmt-access-events

September 12, 2011:	Rodman & Renshaw’s Annual Global Investment Conference, New York
http://www.rodmanandrenshaw.com/conferences?category&id=30

September 14, 2011:	ThinkEquity’s G8 Public Company Conference, New York
http://www.thinkequity.com/about/conf_calendar.html

CEO John Abbott will webcast live from the ThinkEquity G8 Public Company Conference at 9:30 am ET on September 14, at the following link: Webcast Link: http://wsw.com/webcast/tep21/qpsa/.

In an effort to better engage with the investor community, Quepasa is launching a Social Media Outreach program via new accounts on both StockTwits.com and Twitter.com. Follow progress at “QuepasaCorp” on StockTwits and Twitter for updates on advertising campaigns on Quepasa Contests, corporate events, other relevant industry trends and information, and updates on Quepasa Games.

About Quepasa Corporation
Quepasa Corporation (NYSE Amex: QPSA) is a social media technology company focused on Latin audiences worldwide. Quepasa owns and operates Quepasa.com, a leading social networking website, Quepasa Games, a social gaming studio, and Quepasa Contests, a cross platform social media advertising solution. Quepasa brings the best of the social web to over 40 million global users, inviting them to play, flirt and win through fun and distinctly Latin online experiences. Quepasa is headquartered in West Palm Beach, Florida with offices in Los Angeles, California, Hermosillo, Mexico, and Curitiba, Brazil.  For more information about the company, go to www.quepasacorp.com.

Company Contact:
E. Brian Harvey
Vice President of Capital Markets and Investor Relations
Quepasa Corporation
Tel (310) 801-1719
brian.harvey@quepasacorp.com

Cautionary Note Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including statements regarding plans to aggressively grow the title’s user base, targeting geographies with high monetization potential and expanding into key international markets, momentum and potential to capture a broader global audience with the Facebook platform, potential to expand our user base, and opportunities to improve top line metrics.  All statements other than statements of historical facts contained in this press release, including statements regarding our future financial position, liquidity, business strategy and plans and objectives of management for future operations, are forward-looking statements.  The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.  Important factors that could cause actual results to differ from those in the forward-looking statements include competition with other social games, acceptance by a global audience of our game titles, and unanticipated problems which lead Facebook, Orkut and other social media platforms to not publish our games.  Further information on our risk factors is contained in our filings with the SEC, including the Form S-4 filed on August 26, 2011 and our Form 10-K for the year ended December 31, 2010.  Any forward-looking statement made by us in this press release speaks only as of the date on which it is made.  Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them.  We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval. This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides. In connection with the proposed transaction, Quepasa has filed with the SEC a registration statement on Form S-4 that includes a proxy statement and prospectus of Quepasa. Before making any voting or investment decision, investors and shareholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC because they contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials filed with the SEC. You can obtain free copies of these documents from Quepasa using the contact information above.

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